Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

October 3,2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that Dr. Reddy’s Laboratories, Inc. (“DRL Inc”), a step-down wholly owned subsidiary of the Company, received final transcript dated September 25, 2026, from Department of the Treasury, Internal Revenue Service, Cincinnati, OH, US (“IRS”) on Oct 2,2026 classifying an amount $32,350.20 as a penalty levied by IRS. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with Schedule III Para A Sub Para 20 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Name of the authority	Department of Treasury, Internal Revenue Service, Cincinnati, OH, US
Nature and details of the action(s) taken, initiated or order(s) passed	Penalty amount of $32,350.20 due to misclassification of Fiscal year reference at the time of tax payment.
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	Transcript dated Sept 25,2026 was received by DRL Inc. on Oct 2,2026.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	Penalty due to misclassification of Fiscal year reference at the time of tax payment.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Based on our evaluation, there is no material impact on financials, operations or other activities of the Company.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR